Exhibit 99.1

Grab to Acquire Delivery Hero’s foodpanda Delivery Business in Taiwan

Grab Holdings Limited (“Grab”) and Delivery Hero SE (FSE: DHER) (“Delivery Hero”) have reached an agreement for Grab to acquire Delivery Hero’s foodpanda delivery business in Taiwan in cash for $600 million, on a cash-free and debt-free basis, subject to customary closing adjustments. Closing of the acquisition is subject to regulatory approvals and customary closing conditions, and is expected to take place in the second half of 2026.

Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including, but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, growth opportunities and for the proposed transaction, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the expected future products and services of Grab in Taiwan after completing this transaction, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “opportunity,” “annualized run rate” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect foodpanda Taiwan’s business or Grab’s financial guidances, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals and other risks related to the uncertainties inherent in the transfer of ownership of a business, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements, (iv) the effect of the announcement or pendency of the transaction on foodpanda Taiwan’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of foodpanda Taiwan or Grab and potential difficulties in foodpanda Taiwan’s employee retention as a result of the transaction, (vi) risks that the transaction may divert management’s attention from foodpanda Taiwan’s ongoing business operations, (vii) the outcome of any legal proceedings that may be instituted against Grab or against foodpanda Taiwan related to the transaction agreements or the transaction, (viii) if the acquisition of foodpanda Taiwan were to proceed and be completed, the ability of Grab to successfully integrate foodpanda Taiwan’s operations, product lines, and technology, to maintain or grow its customer base, and to realize the expected operational and financial benefits from the transaction , (ix) the ability of Grab to implement its plans, forecasts, and other expectations with respect to foodpanda Taiwan’s business after the completion of the proposed transaction (if it were to proceed) and realize additional opportunities for growth and innovation, and (x) unexpected incentives, promotions, costs, charges, expenses resulting from the acquisition (if it were to proceed). In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.